UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2010

Commission File Number: 001-32993

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

No. 6 Hai Dian Zhong Street

Haidian District, Beijing 100080

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

New Oriental Education & Technology Group Inc.

By:	/S/ LOUIS T. HSIEH
Name:	Louis T. Hsieh
Title:	President and Chief Financial Officer

Date: September 27, 2010

2

Exhibit Index

Exhibit 99.1 – Press Release

3

Exhibit 99.1

New Oriental Announces Preliminary Results for the Fiscal Quarter Ended August 31, 2010; Will Report Final First Fiscal Quarter Financial Results on October 18, 2010

Beijing / Hong Kong, September 24, 2010 — New Oriental Education and Technology Group Inc. (the “Company” or “New Oriental”) (NYSE: EDU), the largest provider of private educational services in China, today announced preliminary selected unaudited financial results for the fiscal quarter ended August 31, 2010, the first quarter in its fiscal year 2011. The preliminary results are subject to change as the Company is still in the process of finalizing the financial statements for the fiscal quarter ended August 31, 2010. The Company expects to issue the earnings release for the fiscal quarter ended August 31, 2010 on October 18, 2010.

Preliminary Financial and Student Enrollments Results – First Quarter of Fiscal Year 2011

(US$ in Millions, except per ADS data, student enrollments and percentages)

	Q1 of FY2011	Q1 of FY2010	Year-on-Year Percentage Increase (1)
Net revenues	191.4-192.9	149.4	29%
Cost of revenues	65.7-66.6	47.7	39%
Selling and marketing expenses	23.1-23.6	15.5	51%
General and administrative expenses	36.3-37.2	25.3	45%
Operating income	65.1-66.6	60.9	8%
Net income attributable to New Oriental	62.2-63.5	57.1	10%
Net income per ADS attributable to New Oriental - basic (2)	1.64-1.68	1.52	9%
Net income per ADS attributable to New Oriental - diluted (2)	1.60-1.64	1.47	10%
Total student enrollments in language training and test preparation courses	685,000-715,000	647,500	8%

(1)	Calculated based on mid-point of the range for Q1 FY2011.
(2)	Each ADS represents four common shares.

“Although we experienced disappointing student enrollment growth of approximately 8% to approximately 700,000 enrollments for the summer quarter, we managed to achieve net revenues of approximately $192 million or revenue growth of approximately 29%, within our guidance range of 26% to 32% stated in the last earnings release,” said Michael Yu, New Oriental’s Chairman and Chief Executive Officer. “There are several reasons for the enrollments shortfall. Firstly, this year’s summer break for Chinese students was about a week shorter than usual due to a relatively long winter break earlier this year to accommodate a late Chinese New Year. Secondly, the Shanghai World Expo adversely affected student enrollments in our Shanghai school which experienced a 6% decrease in enrollments, compared to an 11% increase in the summer of 2009, from approximately 68,000 enrollments last summer to approximately 64,000 enrollments this summer. We believe that thousands of students from outside Shanghai elected not to study in Shanghai this past summer in order to avoid the crowds visiting the Shanghai Expo and the associated elevated lodging and meal expenses. We further believe that of the estimated 20 million to 30 million school-aged students who did visit the Shanghai Expo this summer, many of them did so by deciding to spend their time and money at the Expo instead of enrolling in summer classes. Thirdly, we experienced a greater than expected decrease of 11% to approximately 110,000 in our adult English program enrollments this summer, compared to approximately 124,000 in the year ago period.”

Mr. Yu continued, “As mentioned in our last earnings call, in order to leverage our top education brand and further strengthen our leading position in China’s rapidly growing market for English and all-subjects tutoring for children aged 6 to 18, we have accelerated the expansion of our physical network of schools and learning centers by opening learning centers conveniently located near elementary, middle and high schools in China’s major cities. Additionally, we are in the midst of transforming our business to a “one stop shop” platform to accommodate one-to-one and small size classes in addition to our traditional large classes, and to offer all subjects tutoring, not just language training and test preparation. In accordance with this strategy, during the first fiscal quarter 2011 we added a net of 33 new learning centers and 2 new schools, which brings our total to 402 schools and learning centers located in 42 Chinese cities at the end of August 2010, up from 367 at the end of May 2010, and an increase of 115 facilities from 287 at the end of August 2009. To accommodate this aggressive network expansion, we have added a net of over 7,300 employees in the last year bringing our headcount to over 18,800, up from approximately 11,500 a year ago, an increase of approximately 64%. Of the approximately 7,300 net headcount increases in the past year, over 4,200 were teachers, bringing our teacher total to over 9,800 at the end of the first fiscal quarter. This rapid expansion resulted in much higher than expected general and administrative expenses, up approximately 45% year over year, as well as elevated marketing spending, up approximately 51% year over year, primarily to promote our newer offerings and to add over 900 customer service representatives and marketing staff in the past year. This elevated level of G&A and marketing spending has negatively impacted our net income, which grew an anemic 9% to 10% year-over-year to approximately $62.2 to $63.5 million for the first fiscal quarter resulting in diluted EPS in the range of $1.60 to $1.64 per ADS.”

Mr. Yu concluded, “We believe that this preemptive, rapid expansion strategy will bring long-term benefits to New Oriental and our shareholders as it will increase the barriers to entry for our thousands of competitors, large and small, as they seek to aggressively expand their respective networks. We continued to see signs in the first quarter that our strategy is succeeding. For instance, enrollments for students aged 6 to 18 increased by over 25% year over year to over 360,000 in the quarter, and within this group, enrollments in our non-English U-Can programs increased by approximately 140% year over year to over 80,000 in the quarter, well ahead of our expectations. Furthermore, our deferred revenue balance, which is cash collected from registered students for courses and will be recognized proportionally as revenue as the instructions are delivered, at the end of the first fiscal quarter stood at over $100 million compared to $57.9 million at the end of the year ago period, an increase of approximately 74%. Although we continuously face a myriad of difficult execution challenges, we have never been more confident in our growth strategy and New Oriental’s bright future.”

New Oriental will report its financial results for the first fiscal quarter ended August 31, 2010 before the U.S. market opens on October 18, 2010. New Oriental’s management will host an earnings conference call at 8 AM on October 18, 2010 U.S. Eastern Time (8 PM on October 18, 2010 Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

US:	+1-857-350-1668
Hong Kong:	+852-3002-1672
UK:	+44-207-365-8426

Please dial-in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “New Oriental earnings call.”

A replay of the conference call may be accessed by phone at the following number until October 25, 2010:

International:	+1-617-801-6888
Passcode:	48223366

Additionally, a live and archived webcast of the conference call will be available at http://investor.neworiental.org.

About New Oriental

New Oriental is the largest provider of private educational services in China based on the number of program offerings, total student enrollments and geographic presence. New Oriental offers a wide range of educational programs, services and products consisting primarily of English and other foreign language training, test preparation courses for major admissions and assessment tests in the United States, the PRC and Commonwealth countries, primary and secondary school education, development and distribution of educational content, software and other technology, and online education. New Oriental’s ADSs, each of which represents four common shares, currently trade on the New York Stock Exchange under the symbol “EDU.”

For more information about New Oriental, please visit http://english.neworiental.org.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the preliminary selected unaudited financial results for the fiscal quarter ended August 31, 2010 and the quotations from management in this announcement, as well as New Oriental’s strategic and operational plans, contain forward-looking statements. New Oriental may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about New Oriental’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our ability to attract students without a significant decrease in course fees; our ability to continue to hire, train and retain qualified teachers; our ability to maintain and enhance our “New Oriental” brand; our ability to effectively and efficiently manage the expansion of our school network and successfully execute our growth strategy; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the private education sector in China; changes in our revenues and certain cost or expense items as a percentage of our revenues; the expected growth of the Chinese private education market; Chinese governmental policies relating to private educational services and providers of such services; health epidemics and other outbreaks in China; and general economic conditions in China. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. New Oriental does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of this press release, and New Oriental undertakes no duty to update such information, except as required under applicable law.

Contacts

For investor and media inquiries, please contact:

In China:

Ms. Sisi Zhao
New Oriental Education and Technology Group Inc.
Tel:	+86-10-6260-5566 x8203
Email:	zhaosisi@staff.neworiental.org

Mr. Henry Fraser
Beijing Brunswick Consultancy Ltd.
Tel:	+86-10-6566-4156
Email:	hfraser@brunswickgroup.com

In the U.S.:

Ms. Kate Tellier
Brunswick Group LLC
Tel:	+1-212 333 3810
Email:	ktellier@brunswickgroup.com